February 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:         Pamela A. Long, Assistant Director

Re:           Proto Labs, Inc.

                 Registration Statement on Form S-1

                 File No. 333-175745

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representatives of the several underwriters (the “Underwriters”) of the offering being made pursuant to the above-captioned Registration Statement, hereby join in the request of Proto Labs, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4 p.m. Eastern Time, on Thursday, February 23, 2012, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, as amended, please be advised that between February 13, 2012 and the date hereof, 1,839 copies of the preliminary prospectus dated February 13, 2012 were distributed to prospective underwriters, investors and dealers.

We have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JEFFERIES & COMPANY, INC.

PIPER JAFFRAY & CO.

As Representatives of the

Prospective Underwriters

By:	JEFFERIES & COMPANY, INC.

By:	/s/ Matthew J. Schultz
Name: Matthew J. Schultz
Title: Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director